October 12, 2012



Mr. Alberto Zapata
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549-4644

Re:	Variable Annuity Account 		Sent via email: zapataa@sec.gov
	Minnesota Life Insurance Company
	File No. 333-182763 (811-04294) MOA Guide

Dear Mr. Zapata:

This letter responds to the Securities and Exchange Commission Staff comments received by Minnesota Life Insurance Company (the "Company") via telephone conference on October 11, 2012. Each of the Staff's comments is set forth below, followed by the Company's response.

The revisions will be incorporated into the Guide registration statement via pre-effective amendment once the Company receives Staff approval to do so.

1)	The comment refers to the original Comment #7.  Please provide further specific disclosure about how the registrant's exercising of the right to limit or discontinue acceptance of purchase payments would affect purchaser's ability to fund the contract or the guaranteed benefits.

	Response:

	In response to the Staff's comments, the following is added to the subsection referenced in the Staff's comment:

"We reserve the right to refuse an individual Purchase Payment if appropriate under our policies related to anti-money laundering or stranger owned contracts. Upon advance written notice, we may also exercise our rights under the contract or optional riders to limit or discontinue acceptance of all future Purchase Payments. This means that if we exercise these rights, you will not be able to make additional Purchase Payments and therefore will no longer be able to increase your Contract Value through additional Purchase Payments to the contract.
Any guaranteed or optional benefits you may have elected and which are determined by the amount of Purchase Payments will also no longer be able to be increased through an additional Purchase Payment to the contract. You should consider these Purchase Payment limitations, and all other limitations in this contract, and how they may impact your long-term investment plans, especially if you intend on making additional Purchase Payments over a long period of time.

If we exercise these rights, there will be no impact to Purchase
Payments received prior to the effective date of the limitation or to benefits already accrued in the contract and/or optional riders. We will apply these limitations in a non-discriminatory manner.

If your contract was issued in the State of Florida, future Purchase Payments may not be limited beyond the minimum and maximum Purchase Payments stated in the contract or optional rider."

Please direct additional questions or comments to the undersigned at (651) 665-4145.


Very truly yours,

/s/ Daniel P. Preiner

Daniel P. Preiner
Associate Counsel